SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Aradigm Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

038505301
(CUSIP Number)

Mark Goldstein First Eagle Investment Management, LLC 1345 Avenue of the Americas New York, New York 10105 (212) 698-3101
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 27, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 8 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505301	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON First Eagle Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 154,326,899 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 154,326,899 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 154,326,899 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.32%
14	TYPE OF REPORTING PERSON IA; CO

CUSIP No. 038505301	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON First Eagle Value in Biotechnology Master Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 77,583,588 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 77,583,588 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 77,583,588 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.23%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 038505301	SCHEDULE 13D/A	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON 21 April Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 44,687,782 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 44,687,782 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 44,687,782 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.62%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 038505301	SCHEDULE 13D/A	Page 5 of 8 Pages

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 18, 2012 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of Aradigm Corporation, a California corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Original Schedule 13D. This Amendment No. 1 amends Items 3, 5, 6 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Common Stock reported herein was acquired at an aggregate purchase price of approximately $24.8 million. Such Common Stock was acquired with investment funds in client accounts, including FEVIB and April LTD, under FEIM's management and margin borrowings described in the following sentence. Such Common Stock is held by the Reporting Persons in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) As of the close of business on August 29, 2013, (i) FEIM is deemed to be the beneficial owner of 154,326,899 shares of Common Stock, constituting approximately 26.32% of the outstanding Common Stock (which includes the Common Stock which FEVIB and April LTD may be deemed to beneficially own), (ii) FEVIB is deemed to be the beneficial owner of 77,583,588 shares of Common Stock, constituting approximately 13.23% of the outstanding Common Stock, and (iii) April LTD is deemed to be the beneficial owner of 44,687,782 shares of Common Stock, constituting approximately 7.62% of the outstanding Common Stock. The aggregate percentage of Common Stock reported herein is based upon 586,375,325 shares of Common Stock outstanding as of August 27, 2013, as provided by the Issuer to the Reporting Persons.

(b) By virtue of investment management agreements with its clients, including FEVIB and April LTD, FEIM shares with such clients voting and dispositive powers over the 154,326,899 shares of Common Stock reported herein, which powers are exercised by the Principals and the Portfolio Managers.

(c) Except as set forth herein, none of the Reporting Persons have effected any transaction in the Common Stock during the past sixty days.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On May 20, 2013, the Issuer entered into a stock purchase agreement (the “Stock Purchase Agreement”), which is referenced as Exhibit 4 hereto and incorporated by reference herein, with FEVIB, April LTD and the other investors listed on the Schedule of Purchasers attached thereto (collectively, the "Investors"), pursuant to which the Issuer agreed to issue and sell to the Investors an aggregate of 333,968,104 shares of Common Stock in a private placement for a purchase price of $0.124 per share. The Reporting Persons and their affiliates purchased an aggregate of 40,322,580 shares of Common Stock pursuant to the Stock Purchase Agreement. The Stock Purchase Agreement contains customary representations, warranties and covenants of the Company and the Investors. The issuance and sale of Common Stock pursuant to the Stock Purchase Agreement was consummated on August 27, 2013.

In connection with the Stock Purchase Agreement, FEIM entered into a Voting Agreement, dated May 20, 2013 (the "Voting Agreement"), with Grifols, S.A. and Boxer Capital, LLC. Pursuant to the Voting Agreement, FEIM agreed, on the terms and conditions therein, to vote all shares of Common Stock beneficially owned or managed by it on the applicable record date in favor of the approval of (i) the Stock Purchase Agreement, (ii) the amendment to the Issuer's Articles of Incorporation in the form attached as Exhibit F to the Stock Purchase Agreement and (iii) the other Transaction Documents (as defined in the Stock Purchase Agreement). The Voting Agreement is filed herewith as Exhibit 5 and is incorporated by reference herein.

In connection with the Stock Purchase Agreement, the Issuer and the Investors entered into a Registration Rights Agreement, dated August 27, 2013 (the "Investors Registration Rights Agreement"), pursuant to which the Issuer is required to file a registration statement with the SEC for the resale of the Common Stock purchased pursuant to the Stock Purchase Agreement. The failure on the part of the Issuer to satisfy the deadlines set forth in the Investors Registration Rights Agreement may subject the Issuer to payment of certain monetary penalties. In addition, pursuant to the terms of the Stock Purchase Agreement, the Issuer has agreed not to file any other registration statement (other than a registration statement on Form S-4 or Form S-8, and subject to certain other limitations and exclusions) until the Common Stock purchased is covered by an effective registration statement or freely salable under Rule 144 of the Securities Act. The Investors Registration Rights Agreement is filed herewith as Exhibit 6 and is incorporated by reference herein.

Other than the Stock Purchase Agreement, the Voting Agreement and the Investors Registration Rights Agreement, the Reporting Persons have not entered into any contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer since the filing of the Original Schedule 13D.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 7 of 8 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

	Exhibit	Description
	4	Stock Purchase Agreement, dated May 20, 2013, by and among Aradigm Corporation and the investors listed on the Schedule of Purchasers attached thereto (incorporated by reference to Exhibit No. 10.1 to the Issuer's Current Report on Form 8-K filed on May 24, 2013).
	5	Voting Agreement, dated May 20, 2013, by and among First Eagle Investment Management, LLC, Boxer Capital, LLC and Grifols, S.A.
	6	Registration Rights Agreement, dated August 27, 2013, by and among Aradigm Corporation and the investors listed on the signature pages thereto.

CUSIP No. 038505301	SCHEDULE 13D/A	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 29, 2013

FIRST EAGLE INVESTMENT MANAGEMENT, LLC

/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

FIRST EAGLE VALUE IN BIOTECHNOLOGY MASTER FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Manager

By:	/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President

21 APRIL FUND, LTD.

By: FIRST EAGLE INVESTMENT MANAGEMENT, LLC, Its Investment Manager

By:	/s/ Mark Goldstein
Name: Mark Goldstein
Title: Senior Vice President